Wealthfront Corporation
261 Hamilton Avenue
Palo Alto, California 94301
December 9, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Robert Arzonetti Susan Block Victor Cecco Marc Thomas

Re:
Wealthfront Corporation
Registration Statement on Form S-1, as amended (File No. 333-290583) and corresponding Registration Statement on Form 8-A (File No. 001-42987)
Request for Acceleration of Effective Date

Requested Date: December 11, 2025
Requested Time: 4:00 PM Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, Wealthfront Corporation (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.
The Registrant hereby authorizes Michael Brown and Ran Ben-Tzur, each of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.
The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Brown at (415) 875-2432, or in his absence, Mr. Ben-Tzur at (650) 335-7613.

Sincerely,

WEALTHFRONT CORPORATION

By:	/s/ David Fortunato
David Fortunato Chief Executive Officer and President
cc:
Alan Imberman, Chief Financial Officer and Treasurer
Lauren Lin, Esq., Chief Legal Officer, Chief Compliance Officer, and Secretary
Wealthfront Corporation
Michael Brown, Esq.
Ran Ben-Tzur, Esq.
Ari Haber, Esq.
Chelsea Anderson, Esq.
Fenwick & West LLP
Richard A. Kline, Esq.
Sarah B. Axtell, Esq.
Zuzanna V. Gruca, Esq.
Latham & Watkins LLP